December 20, 2021

Attn: Erin Donahue; Sherry Haywood; Eiko Yaoita Pyles & Melissa Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	iWallet Corporation
Form 10-12G
Filed November 4, 2021
File No. 000-56347

Ladies and Gentlemen:

iWallet Corporation (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 18, 2021, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.We note your disclosure on page 21 regarding your stock's status as "Dark or Defunct," and that you anticipate the designation to be cured. Please amend your disclosure to explain to investors the meaning and implications of such designation until the status is cured.

Response: We are no longer considered “Dark or Defunct” and are now considered “Pink Current” by OTC Markets Group, Inc., and we have amended our disclosure accordingly in the Form 10 amendment we plan to file in the next week.

2.Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X.

Response: We have completed our financial statements for the quarter ending September 30, 2021, and are waiting for approval from our independent certifying accountants with regards to those financial statements and management’s discussion and analysis of such financial statements in our Form 10 amendment. We anticipated receiving that approval over a week ago, but with end-of-the-year schedules, we have not yet received it. We apology for the delay. We anticipate receiving the required approval this week and filing the Form 10 amendment within the next week.

Thank you for your assistance and review.

Sincerely,

iWallet Corporation

/s/ Steven Cabouli

Steven Cabouli

President and Chief Executive Officer